AR/S

03017991

P.E.
12-31-02

SCANA Corporation

The Basics

Annual Report 2002

Contents

We never left.

While many companies are clamoring to "return to the basics," we never left them.

SCANA is a group of Southeastern-focused companies with extensive knowledge and experience in the energy industry. We are always focused on the basics, including operating margins and their relationship to our strategic plan. We are consistently building on our demonstrated strengths in operational effectiveness to deliver more value for the money. We are positioned as experts in the markets we serve so that customers know they can count on us. We continue to leverage our core competencies across markets and within businesses to optimize efficiencies and profits. We are growing through sound geographic, market and product expansions.

SCANA is a Fortune 500 company that has been in the energy business for more than 156 years. With $8 billion in assets, we are committed to three fundamental basics: **stability** for our shareholders; **reliability** of our energy systems that serve more than 1.5 million electric and natural gas customers; and a proven **focus** on providing unparalleled customer service.

Stability ▷ In The Market

SCANA, through its predecessor companies, has been in business since 1846. That's a long time. We've operated through a lot of changing economic conditions, and we've proven to be a dependable investment and service provider during good times and bad. How? It has been through hard work and a commitment to the basics that has ultimately earned us our stable reputation.

Our customer base has grown to more than 1 million natural gas users in South Carolina, North Carolina and Georgia who depend on us when they're ready to cook dinner, warm their homes or support their businesses. We continue to add to that base with system expansions in the regulated Carolinas and with strategic marketing in the retail natural gas market in Georgia. Another plus is that the Company's consolidated natural gas customer base is projected to continue to grow by 2.5 percent annually.

With more than 23,000 miles of transmission and distribution pipeline, SCANA is a major player in the Southeast's energy market. Our large intrastate systems in South Carolina and North Carolina support major industrial users of natural gas, as well as homes and smaller businesses.

A significant new addition to our natural gas transportation asset base is the construction of a new 18-mile interstate pipeline that will increase our capability to transport and distribute re-gasified, liquefied natural gas from a facility at Elba Island, Georgia. This new pipeline will help diversify sources of natural gas in the Southeastern United States and, at the same time, transport fuel to serve a new natural gas-fired electric generating station we're building in South Carolina.

Stability has resulted in large part through the strategic growth in our natural gas system and has proven to be a key element to meeting our shareholders' and customers' expectations.



Stability





Reliability

With more than 560,000 electric customers in South Carolina, the reliability of our system is critical. Last summer our customers set several records for power consumption. While some parts of the country still faced power shortages and high prices, we were able to meet the demand through proper planning.

Not only does our electric generating system operate efficiently and dependably, according to the North American Electric Reliability Council, our system heat rate — an efficiency rating that measures the number of BTUs of fuel required to generate one kilowatt hour of electricity — is among the best in the nation. In addition, three of our facilities were ranked among the top 20 most efficient power plants in the United States by *Electric Light & Power* magazine, the most of any electric utility in the country.

While focusing on reliability, we're also planning to ensure that adequate electricity is available when it's needed down the road.

In May 2002, we broke ground on the Jasper Generating Station, an 875-megawatt natural gas-fired plant that will boost our reserve margin back to the 12 to 18 percent range and ensure that we have the electric energy needed to serve our customers today and well into the future.

In June 2002, we completed the Urquhart Station repowering project that added 341 megawatts of new gas-fired generating capacity at one of our older plant sites. The project also preserved 150 megawatts by converting the old boilers at the plant from coal to exhaust heat from the gas turbines, making it possible for the plant to comply with the latest federal and state air emissions requirements. In addition to delivering needed generation, we substantially improved air quality near the plant.

Finally, in August 2002, we filed a formal application with the Nuclear Regulatory Commission for a 20-year license extension for the 1,000-megawatt V.C. Summer Nuclear Station, which accounts for approximately 21 percent of our electric generation. We believe extending the operating life of this vital component of our electric generation system is essential to continuing to provide reliable, low-cost electricity.



Reliability is one of the keys to building trust with our customers and, at SCANA, it's one of our basic strengths.

Focus ⓟ On Our Customers

Understanding and meeting our customers' needs is not just a goal, it's an area of intense focus.

It has also earned us recognition as a leader in the industry. In August 2002, our residential electric operations received the highest customer satisfaction marks among municipal or investor-owned utilities in a 12-state region of the South in a study released by J.D. Power and Associates. It marked the second time in the study's history that we were ranked first in overall customer satisfaction, leading the region on scores for power quality, reliability, company image, billing and payment. We also ranked fourth nationally in an annual benchmark survey of large industrial customers conducted by TQS Research.

We earned these accolades through hard work and a determination to better serve our customers. We have focused on the fundamentals of customer service. Improving call response times and offering more online service options for a growing number of customers who like the convenience and access provided by the Internet are just two of the advancements achieved in 2002.

Supported by excellence in customer service, we continue to be a strong competitor in the Georgia retail natural gas market. This past year the Public Service Commission selected us as the only "regulated provider" for low income and credit challenged customers who are unable to buy natural gas from other marketers. This designation will help build brand awareness of the SCANA name and grow our customer base.

Focus on our customers is another of our strengths and one of the basic fundamentals to our success.




Focus

SCANA is a stable, reliable and customer-focused energy company with a solid foundation in traditional electric and natural gas utility businesses. Our goal is to provide a fair return to our shareholders and reliable products and services to our customers. We are good at what we do because of the efforts of 5,500 dedicated employees who are committed to serving our customers and communities. Being true to our strategic direction has a direct link with our financial future. This basic strategy continues to be the foundation of our success.

Letter To Shareholders



Fellow Shareholders:

I am pleased to send to you this annual report for SCANA Corporation for the year ended December 31, 2002. All of us at SCANA are very proud of the results we have achieved and look forward to continuing our progress.

I invite your attention to the charts that are included on page 14 of this report. As you can see, SCANA's total shareholder return (price appreciation for the common stock plus its cash dividend paid) exceeds that of the Dow Jones Industrial Average, the S&P 500 common stock average, the S&P Utility Stock Index and the New York Stock Exchange Utility Stock Index for the past five years, the past three years and the past year. These results have been achieved by the hard work, dedication and loyalty of 5,500 employees, nearly all of whom are shareholders. Our simple, straightforward business plan guided us to these results, and our commitment is to remain focused on this plan in the future.

Last year, our annual report addressed the five critical success factors in this plan that we believe provide consistently excellent results, irrespective of the business climate. In 2002, we had a number of very significant accomplishments in these areas, about which you can read in other sections of this report. SCANA is fortunate to serve the Carolinas and Georgia, whose economies are continuing to experience growth despite an uncertain national economy. Our commitment to our shareholders is to bring this growth to the value of our common stock in a consistently ethical way.

This year, I am required to reconcile for you the differences between our results from ongoing operations and net income as defined by generally accepted accounting principles (GAAP). I should point out that we have always followed GAAP in our financial reporting, but we have used the concept of "results from ongoing operations" to show financial analysts and shareholders the financial results of our operating companies separately from the results from passive investments we might own, or the effect of mandated accounting changes. I refer you to the information at the end of this letter for the numerical reconciliation.

In 2002, we implemented the newly required accounting for goodwill arising from business combinations, Statement of Financial Accounting Standards No. 142. An adjustment, which relates solely to our 2000 acquisition of PSNC Energy, was calculated by following the formulae in the statement and resulted in a non-cash charge to the income statement of $230 million, or $2.17 per share. This charge was determined based on an independent derivation of an estimated fair market value of PSNC Energy as of January 1, 2002 — a time of much weaker financial and economic conditions than those we expect for the long-term. However, as an investor, you should know that despite the conditions cited above, PSNC Energy in 2002 had a customer growth rate of four percent, funded its operations and system expansions entirely with internally generated funds and was accretive to the earnings of SCANA Corporation.

Also isolated in the reconciliation is the effect of the exchange of our investment in Powertel, Inc. for shares of Deutsche Telekom (DTAG) and the subsequent sale of those shares. SCANA made a $230 million investment in the digital, wireless telecommunications company, Powertel, in 1996. It was sold to DTAG in 2001, and in return we received 39 million shares of DTAG common stock. After an extended lock-up period, we sold our DTAG shares in 2002, netting $437 million in cash after paying all income taxes, nearly doubling our investment in six years. The accounting for this investment required periodic "mark to market" adjustments occasionally during the investment period, and we elected to report these gains and losses separately from ongoing operations.

I realize that both these situations have required far more discussion of arcane accounting than most would care to read. However, I feel it important that all our shareholders understand these unusual accounting events that individually are of sufficient magnitude to distort the results of our ongoing operations.

There are a number of important challenges we face today. Our nation is under significant foreign threats that may require military action. The continuing mood of uncertainty as to the recovery of our economy seems to be further depressed by the potential dislocations in the economy which military action might cause. Concerns about the supply of crude oil have pushed the price of this commodity to levels not seen for many years, further diminishing prospects for the economy. Confidence in the domestic energy industry has been severely undermined by the collapse of the trading markets for energy and the precipitous decline in the financial condition of many major companies. Highly touted business plans and new business paradigms in the energy industry have proven to be false promises. At SCANA, we have worked very diligently to stay focused on the business basics — great customer service, low cost and reliable operations and profitable growth. We recognize and accept our responsibility to customers and to continue providing excellence in our operations and results. I want SCANA to be viewed as one part of our customers' and shareholders' lives on which they can always depend.

In conclusion, our collective effort of the past several years has created a record of significant accomplishment. I would prefer not to dwell on largely self-congratulatory prose. Rather, on behalf of all of the employees of SCANA, let me simply say that you can count on us to do our best for you under whatever business conditions we encounter.

Respectfully submitted,



W.B. Timmerman
Chairman, President and CEO
February 21, 2003

Earnings Reconciliation *For the Years Ended December 31,*	*2002*	*2001*	*2000*
Earnings Per Share From Ongoing Operations	$2.38	$ 2.15	$2.12
Other Items:			
Cumulative Effects of Accounting Changes	(2.17)[a]	–	.28[b]
Gains (Losses) Related to Powertel/Deutsche Telekom Investments	(1.57)	3.38	–
Other Gains (Losses)	.02	(.38)[c]	–
GAAP Earnings (Losses) Per Share	$ (1.34)	$ 5.15	$2.40

(a) Application of Statement of Financial Accounting Standards No. 142.
(b) Accrual of unbilled revenues.
(c) Principally, impairment of ITC^DeltaCom investment.

In millions of dollars, except per share data

Years ended December 31,	2002	2001	2000
Operating Income	$ 514	$528	$554
Net Income *(Loss)*	$(142)	$539	$250
Earnings *(Loss)* Per Weighted Average Share of Common Stock *(Basic & Diluted)*	$(1.34)	$5.15	$2.40
Book Value Per Share	$19.64	$20.94	$19.40
Market Price Per Share *(Year-End)*	$30.96	$27.83	$29.56
Market To Book Ratio *(Year-End)*	157.6%	132.9%	152.4%
Dividend Yield *(Year-End)*	4.2%	4.3%	3.9%
Total Assets	$7,754	$7,822	$7,427

Total Electricity Sales
(Billions of Kilowatt-Hours)


30
25
20
15
10
5
2000
2001
2002

Total Gas Sales
(Millions of Therms)


2400
2200
2000
1800
1600
1400
2000
2001
2002

Comparative Total Return Analysis

1 Year *[Ended December 31, 2002]*


SCANA
16.2
Dow Jones Industrials
-15.0
S&P 500
-22.1
S&P Utilities
-30.0
NYSE Utilities
-26.8
-40
-30
-20
-10
0
10
20
30
40
Percentages

3 Years *[Ended December 31, 2002]*


Percentages
50
40
30
20
10
0
-10
-20
-30
-40
-50
31.2
-23.4
-37.6
-23.4
-50.6
SCANA
Dow Jones Industrials
S&P 500
S&P Utilities
NYSE Utilities

5 Years *[Ended December 31, 2002]*


Percentages
50
40
30
20
10
0
-10
-20
-30
-40
-50
30.7
15.1
-2.9
-20.2
-20.7
SCANA
Dow Jones Industrials
S&P 500
S&P Utilities
NYSE Utilities

Selected Financial and Other Statistical Data
For the Years Ended December 31,
[Millions of dollars, except per share amounts]

	2002	*2001*	*2000*	*1999*	*1998*
Statement of Income Data					
Operating Revenues	**$ 2,954**	$3,451	$3,433	$2,078	$2,106
Operating Income	**514**	528	554	353	470
Other Income (Expense)	**(180)**	550	44	90	19
Income Before Cumulative Effect of Accounting Change	**88**	539	221	179	223
Net Income (Loss)	**$ (142)**	$ 539	$ 250	$ 179	$ 223
Common Stock Data					
Weighted Average Shares Outstanding *[Millions]*	**106.0**	104.7	104.5	103.6	105.3
Earnings (Loss) Derived from:					
Ongoing Operations	**$ 2.38**	$ 2.15	$ 2.12	$ 1.39	$ 2.07
Gains	**.24**	3.42	–	.34	.05
Investment Impairments	**(1.79)**	(.42)	–	–	–
Cumulative Effects of Accounting Changes	**(2.17)**	–	.28	–	–
Basic and Diluted Earnings (Loss) Per Share	**$ (1.34)**	$ 5.15	$ 2.40	$ 1.73	$ 2.12
Dividends Declared Per Share of Common Stock	**$ 1.30**	$ 1.20	$ 1.15	$ 1.32	$ 1.54
Balance Sheet Data					
Utility Plant, Net	**$ 5,474**	$5,263	$4,949	$3,851	$3,787
Total Assets	**7,754**	7,822	7,427	6,011	5,281
Capitalization:					
Common Equity	**2,177**	2,194	2,032	2,099	1,746
Preferred Stock	**165**	166	166	167	167
Long-term Debt, net	**2,834**	2,646	2,850	1,563	1,623
Total Capitalization	**$ 5,176**	$5,006	$5,048	$3,829	$3,536
Other Statistics					
Electric:					
Customers *[Year-End]*	**560,224**	547,388	537,253	523,552	517,447
Total Sales *[Million KWH]*	**23,085**	22,928	23,352	21,744	21,203
Generating Capability-Net MW *[Year-End]*	**4,866**	4,520	4,544	4,483	4,387
Territorial Peak Demand-Net MW	**4,404**	4,196	4,211	4,158	3,935
Regulated Gas:					
Customers *[Year-End]*	**666,868**	645,749	637,018	260,456	257,051
Sales, Excluding Transportation *[Thousand Therms]*	**1,356,039**	1,183,463	1,389,975	1,013,083	1,002,952
Retail Gas Marketing:					
Retail Customers *[Year-End]*	**374,347**	385,581	431,814	430,950	78,091
Firm Customer Deliveries *[Thousand Therms]*	**337,858**	359,602	431,115	229,660	4,692
Interruptible Customer Deliveries *[Thousand Therms]*	**514,731**	407,188	306,099	188,828	2,167,931

ⓟ STABILITY

The Company's pro-active commitment to corporate governance and risk management limits potential exposure to operational, accounting, market and credit risk. In addition, SCANA's public offering of 6 million shares of common stock in October 2002 was more than two times oversubscribed, a positive indication of the financial community's confidence in the Company's strategic growth plan.

Condensed Consolidated Balance Sheets

For the Years Ended December 31, [Millions of dollars]	2002	2001
Assets		
Utility Plant, net	$ 5,474	$ 5,263
Nonutility Property, net	95	93
Non-current Investments	231	194
Utility and Nonutility Property and Investments, net	5,800	5,550
Current Assets:		
Cash and temporary investments	397	212
Receivables, net	486	424
Inventories	237	236
Prepayments and other	40	21
Investments	-	664
Total Current Assets	1,160	1,557
Deferred Debits	794	715
Total Assets	$ 7,754	$ 7,822
Capitalization and Liabilities		
Shareholders' Investment:		
Common Equity	$ 2,177	$ 2,194
Preferred Stock [Not subject to purchase or sinking funds]	106	106
Total Shareholders' Investment	2,283	2,300
Preferred Stock, net [Subject to purchase or sinking funds]	9	10
SCE&G-Obligated Mandatorily Redeemable Preferred Securities, due 2027	50	50
Long-Term Debt, net	2,834	2,646
Total Capitalization	5,176	5,006
Current Liabilities:		
Short-term borrowings	209	165
Current portion of long-term debt	413	739
Accounts payable and accrued liabilities	613	503
Deferred income taxes, net	4	154
Total Current Liabilities	1,239	1,561
Deferred Credits	1,339	1,255
Commitments and Contingencies	-	-
Total Capitalization and Liabilities	$ 7,754	$ 7,822

RELIABILITY

Reliability is essential in operating our core businesses and in being good stewards to our shareholders. Over the past three years, 71 percent of our operating revenues and 94 percent of our operating income was derived from our low-risk, reliable regulated electric and natural gas operations. Our strategic direction of sticking to the basics has proven to be fundamental to our success.

Condensed Consolidated Statements of Operations

For the Years Ended December 31, [Millions of dollars, except per share accounts]	2002	2001	2000
Operating Revenues:			
Electric	$ 1,380	$ 1,369	$ 1,344
Gas – Regulated	878	1,015	998
Gas – Nonregulated	696	1,067	1,091
Total Operating Revenues	2,954	3,451	3,433
Operating Expenses:			
Fuel used in electric generation	330	283	295
Purchased power	42	138	82
Gas purchased for resale	1,199	1,681	1,694
Other operation and maintenance	522	482	477
Depreciation and amortization	220	224	217
Other taxes	127	115	114
Total Operating Expenses	2,440	2,923	2,879
Operating Income	514	528	554
Other Income (Expense):			
Other income, including allowance for equity funds used during construction	71	54	41
Gain on sale of assets	16	13	3
Gain on sale of investments	24	545	–
Impairment of investments	(291)	(62)	–
Total Other Income (Expense)	(180)	550	44
Income Before Interest Charges, Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	334	1,078	598
Interest Charges, Net of Allowance for Borrowed Funds	199	223	225
Income Before Income Taxes, Preferred Stock Dividends and Cumulative Effect of Accounting Change	135	855	373
Income Taxes	36	305	141
Income Before Preferred Stock Dividends and Cumulative Effect of Accounting Change	99	550	232
Preferred Stock Dividends	11	11	11
Income Before Cumulative Effect of Accounting Change	88	539	221
Cumulative Effect of Accounting Change	(230)	–	29
Net Income (Loss)	$ (142)	$ 539	$ 250
Basic and Diluted Earnings (Loss) Per Share of Common Stock:			
Before Cumulative Effect of Accounting Change	$ .83	$ 5.15	$ 2.12
Cumulative Effect of Accounting Change	(2.17)	–	.28
Basic and Diluted Earnings (Loss) Per Share	$ (1.34)	$ 5.15	$ 2.40
Weighted Average Shares Outstanding [Millions]	106.0	104.7	104.5

ⓟ FOCUS

Our focus on serving retail customers in the Southeast is demonstrated by: (1) our entry into the natural gas market in Georgia in 1998, where we are currently the second largest marketer serving 374,000 customers; (2) our acquisition in 2000 of PSNC Energy, a natural gas distribution company currently serving 384,000 customers in North Carolina; and (3) our strategic decision in 2001 to concentrate our gas sales and marketing activities only in the Southeast.

Condensed Consolidated Statements of Cash Flows For the Years Ended December 31, [Millions of dollars]	*2002*	*2001*	*2000*
Operating Activities:			
Net income (loss)	$ (142)	$ 539	$ 250
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change, net of taxes	230	–	(29)
Depreciation and amortization	240	236	227
Amortization of nuclear fuel	20	16	16
Gain on sale of assets and investments	(40)	(558)	(3)
Impairment of investments	291	62	–
Hedging activities	42	(65)	–
Allowance for funds used during construction (AFC)	(35)	(26)	(9)
Over (under) collection, fuel adjustment clauses	(15)	20	(25)
Changes in certain assets and liabilities	(149)	277	(100)
Other	60	(5)	64
Net Cash Provided By Operating Activities	502	496	391
Investing Activities:			
Utility property additions and construction expenditures, net of AFC	(683)	(523)	(334)
Purchase of subsidiary, net of cash acquired	–	–	(212)
Other investing activities	487	(43)	(39)
Net Cash Used In Investing Activities	(196)	(566)	(585)
Financing Activities:			
Proceeds from common stock issuance	149	–	–
Proceeds from debt issuances	908	803	1,146
Debt repayments and stock repurchases	(1,082)	(317)	(772)
Dividends on preferred and common stock	(140)	(130)	(131)
Short-term borrowings, net	44	(233)	(6)
Net Cash Provided By (Used In) Financing Activities	(121)	123	237
Net Increase In Cash and Temporary Investments	185	53	43
Cash and Temporary Investments, January 1	212	159	116
Cash and Temporary Investments, December 31	$ 397	$ 212	$ 159

ⓟ THE BASICS: FOCUS—STABILITY—RELIABILITY

SCANA has a diversified and predictable cash flow stream from three stable, regulated utility subsidiaries. Our cash flows from operating activities have grown as we have focused on our core regulated businesses. The proceeds of our 2002 common stock offering and the sale of our investment in Deutsche Telekom AG have enhanced the stability of our capital structure, supporting the funding of system expansion.

SCANA is issuing its annual report in summary format. Complete financial statements and an extensive review of its financial condition and results of operations are provided to shareholders of record as of March 10, 2003 as part of SCANA's proxy statement. The full financials and extensive discussion of the business and operations of SCANA and its subsidiaries are also included in the 2002 Form 10-K filed with the Securities and Exchange Commission.

Financial Review

Earnings per share derived from ongoing operations increased by $.23 in 2002, from $2.15 to $2.38, primarily as a result of improved electric sales margins, lower interest expense and improved results from our retail gas marketing business. These improvements were partially offset by decreases in gas sales margins, increased operations and maintenance expenses, and property tax costs. In 2002 the Company also recorded impairment charges related to its investments in ITC^DeltaCom (ITCD) of $.07 per share and Deutsche Telekom AG (DTAG) of $1.72 per share. Also, as required by SFAS 142, the Company recorded, as the cumulative effect of an accounting change, an impairment charge of $2.17 per share related to the acquisition adjustment associated with PSNC Energy. In 2002, the Company also recognized gains of $.15 per share in connection with the sale of its investment in DTAG and $.09 per share in connection with the sale of the Company's radio service network.

Electric Operations - Sales margins increased in 2002 primarily due to more favorable weather and customer growth. Sales volume increased primarily due to more favorable weather. Electric sales in 2001 had been adversely impacted by mild weather and a slowing economy.

Gas Distribution - Sales margins decreased in 2002 primarily as a result of increased competition with alternate fuels. Sales volume increased due to more favorable weather. Sales volume in 2001 also had been adversely impacted by mild weather and a slowing economy.

Gas Transmission - Sales margins decreased in 2002 primarily as a result of increased competition with alternate fuels, which was partially offset by increased sales for electric generation. Sales volumes increased due to more favorable weather and increased sales for electric generation. As with gas distribution, sales volumes in 2001 had been adversely impacted by mild weather and the slowing economy.

Retail Gas Marketing - Retail gas operating revenues decreased in 2002 due to lower average retail prices (driven by lower commodity gas costs than in 2001) and lower volumes. Net income increased primarily as a result of lower bad debt and interest expense, which improvements were partially offset by lower gas margins.

Energy Marketing - Energy marketing operating revenues decreased in 2002 primarily due to lower prices for natural gas and lower volumes. Net income decreased primarily due to decreased activity and lower margins, which declines were partially offset by lower bad debt expense.

Other Operating Expenses - Other operating expenses increased in 2002 primarily as a result of increases in employee benefit costs (including a decline in pension income), which were partially offset by lower bad debt expense. Depreciation and amortization decreased primarily due to implementation of SFAS 142 and the resulting elimination of amortization expense related to acquisition adjustments, which declines were partially offset by the completion of the Urquhart Station repowering project in June 2002 and other normal property additions. Other taxes increased primarily due to increased property taxes.

Other Income - Other income decreased in 2002 primarily as a result of impairments recorded on the Company's investments in DTAG and ITCD, which were partially offset by gains on the sale of the Company's radio service network and on the sale of DTAG shares. In 2001, the Company recognized gains in connection with the exchange of its investment in Powertel, Inc. for shares of DTAG and the sale of the assets of SCANA Security.

Interest Expense - Interest expense decreased in 2002 primarily as a result of lower interest rates and decreased borrowings.

Income Taxes - Income taxes decreased in 2002 primarily due to the changes in other income.

Cash Flows - In 2002, cash was provided from operations, from the sale of the DTAG shares and from the issuance of common stock and debt. Cash was used to pay dividends, to repay debt and to fund construction of utility assets.

Investor Information

Corporate Headquarters

SCANA Corporation
1426 Main Street
Columbia, SC 29201-2845
Telephone: (803) 217-9000
www.scana.com

Internet Access

Information about the Company, including stock quotes, financial reports, press releases and information on the Company's products and services is available on SCANA's home page on the Internet. Registered shareholders may also access a variety of information about their stock account 24-hours a day, seven days a week through our Company's Web site at www.scana.com. Click on Investor Information, then select Shareholder Online.

Annual Meeting

SCANA Corporation's 2003 Annual Meeting of Shareholders will be held at 9:00 a.m. Eastern Time on Thursday, May 1, at The Fuqua School of Business, Geneen Auditorium, on the campus of Duke University, One Science Drive in Durham, North Carolina.

Common Stock

SCANA Corporation's common stock is listed and traded on the New York Stock Exchange (NYSE). The ticker symbol is SCG. Quotes may be obtained in daily newspapers under the listing SCANA.

Dividends

Dividends on SCANA's common stock and SCE&G's cumulative preferred stock are declared quarterly by the Company's board of directors, and are normally payable on the first day of January, April, July and October to shareholders of record on or about the 10th day of the preceding month.

SCANA Investor Plus Plan

The Plan provides investors a convenient and economical means of acquiring, holding and transferring shares of SCANA's common stock. Participants may purchase additional shares of common stock through automatic reinvestment of all or a portion of their cash dividends on SCANA's common stock and SCE&G's cumulative preferred stock and/or by making optional cash payments of up to $100,000 per calendar year. The Plan also features a direct purchase provision through which investors can acquire their first shares of SCANA's common stock directly from the Company. A variety of other services, including direct deposit of dividends and safekeeping of share certificates, are also available. To receive a Plan prospectus and enrollment form, please contact Shareholder Services.

Shareholder Services

Questions concerning SCANA's Investor Plus Plan, stock transfer requirements, replacement of lost or stolen stock certificates or dividend checks, address changes, direct deposit of dividends, elimination of duplicate mailings, or other account services should be directed to the Shareholder Services Department:

SCANA Corporation
Attention: Shareholder Services (054)
Columbia, SC 29218-0001

(800) 763-5891 (24-hour toll-free Investor Line)
(803) 217-7817 (Columbia)

(Note: A Shareholder Services representative is available between 9:00 a.m. and 4:00 p.m. Eastern Time, Monday through Friday)

E-MAIL: shareholder@scana.com
FAX: (803) 217-7389

Transfer Agent and Registrar

SCANA Corporation maintains shareholder records, issues dividend checks and acts as Transfer Agent and Registrar for the Company's common stock and SCE&G's cumulative preferred stock. Shareholders may send stock certificates directly to the Company's Shareholder Services Department for transfer. There is no charge for this service. The Company recommends that certificates be mailed by registered or certified mail. Signatures required for transfer must be guaranteed by an official of a financial institution that is an approved member of a Medallion Signature Guarantee Program.

Form 10-K

A copy of the Form10-K, including financial statements, financial schedules and a list of exhibits will be provided without charge to each shareholder to whom this Proxy Statement is delivered. Upon receipt of a written request from a shareholder, the exhibits to Form 10-K (as filed with the Securities and Exchange Commission) will also be provided. Copying charges will be applied. Direct requests for the Form 10-K to Shareholder Services listed above.

Auditors

Deloitte & Touche LLP
Certified Public Accountants
1426 Main Street, Suite 820
Columbia, SC 29201

Investor Relations Contact

H. John Winn, III
(803) 217-9240 FAX: (803) 217-7344
E-MAIL: jwinn@scana.com

Investors' Association

For information about this organization's activities, please write to:
Association of SCANA Corporation Investors
c/o Julian E. Keil
P.O. Box 32115
Charleston, SC 29417-2115

Statements included in this summary annual report which are not statements of historical fact are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following: [1] that the information is of a preliminary nature and may be subject to further and/or continuing review and adjustment, [2] changes in the utility and nonutility regulatory environment, [3] changes in the economy, especially in areas served by the Company's subsidiaries, [4] the impact of competition from other energy suppliers, [5] growth opportunities for the Company's regulated and diversified subsidiaries, [6] the results of financing efforts, [7] changes in the Company's accounting policies, [8] weather conditions, especially in areas served by the Company's subsidiaries, [9] performance of and marketability of the Company's investments in telecommunications companies, [10] performance of the Company's pension plan assets, [11] inflation, [12] changes in environmental regulations, [13] volatility in commodity natural gas markets and [14] the other risks and uncertainties described from time to time in the Company's periodic reports filed with the SEC. The Company disclaims any obligation to update any forward-looking statements.

Employees featured: page 3, Mike Ludy–21 years of service; page 4, Richie Williams–10 years of service; page 7, Valerie Foster–18 months of service; page 9, Bill Timmerman–25 years of service, Pat Hudson–19 years of service and Sarena Burch–12 years of service. Photography by George Fulton Photo Imagery.

Directors ⊳ Officers

Board of Directors

Bill L. Amick
Chairman and CEO
Amick Farms, Inc.
Batesburg, SC

James A. Bennett
Executive Vice-President
First Citizens Bank
Columbia, SC

William B. Bookhart, Jr.
Partner
Bookhart Farms
Elloree, SC

William C. Burkhardt
President and CEO, Retired
Austin Quality Foods, Inc.
Cary, NC

Elaine T. Freeman
Executive Director
ETV Endowment of SC, Inc.
Spartanburg, SC

D. Maybank Hagood
President and CEO
William M. Bird & Co., Inc.
Charleston, SC

W. Hayne Hipp
Chairman and CEO
The Liberty Corporation
Greenville, SC

Lynne M. Miller
CEO
Environmental
Strategies Corporation
Reston, VA

Maceo K. Sloan
Chairman, President and CEO
Sloan Financial Group, Inc.
Chairman and CEO
NCM Capital Mgt. Group, Inc.
Durham, NC

Harold C. Stowe
President and CEO
Canal Holdings, LLC
Conway, SC

William B. Timmerman
Chairman, President and CEO
SCANA Corporation
Columbia, SC

G. Smedes York
President and Treasurer
York Properties, Inc.
Raleigh, NC

Directors Emeriti

William T. Cassels, Jr.
Hugh M. Chapman
James B. Edwards
Lawrence M. Gressette, Jr.
Benjamin A. Hagood
Jack F. Hassell, Jr.
F. Creighton McMaster
Henry Ponder
John B. Rhodes
John A. Warren

Executive Officers

H. Thomas Arthur
Legal

George J. Bullwinkel, Jr.
Natural Gas Transmission;
Telecommunications

Sarena D. Burch
Natural Gas Procurement and
Pipeline Capacity

Stephen A. Byrne
Nuclear Operations

Duane C. Harris
Human Resources

Neville O. Lorick
Electric and Natural Gas
Operations, SC

Kevin B. Marsh
Finance; Natural Gas
Operations, NC

Charles B. McFadden
Governmental Affairs

William B. Timmerman
Chief Executive Officer

SCANA®

POWER FOR LIVING